Exhibit (a)(1)(I)

STOCK OPTION EXCHANGE PROGRAM: EMPLOYEE INFORMATION PRESENTATION

Stock Option Exchange Program: Employee Information Presentation

Stock Option – allows the holder the right to purchase a fixed number of shares of common stock at a fixed price (e.g. “exercise price”) after the vesting schedule is met. There is generally no taxation until the options are exercised.1 Stock options are exercisable for only a specified period of time Underwater Options – options that are out-of-the-money (e.g., have an exercise price that is higher than the current market price of the underlying common stock). Vesting Period – generally this is a time-based period that, once elapsed, allows the holder the ability to pay the exercise price to exercise the stock options. Currently, most of Endologix’s stock options vest in either monthly or annual installments (or a combination of both) over a four-year or three-year aggregate vesting period. Terminology “1 – Typical tax treatment in the U.S.  Please see your tax professional for questions.”

What is the OEP? This is a one-time opportunity for employees, including executive officers, and non-employee directors to exchange certain “underwater” stock options for a lesser number of new stock options with a lower exercise price that vest in three equal annual installments over a three-year period from the grant date. What is the Stock Option Exchange Program (OEP)?

Value to Participants Restores the incentive value to stock options that are currently underwater. Provides eligible participants with a potential increase in realized compensation depending on our future stock price. Provides eligible participants with a simple, free process to conduct the exchange. Value to Endologix Retention of valued employees and directors due to three-year vesting period of new options issued in exchange. Reduces potential stockholder dilution or “overhang” as exchanged stock options are replaced with a lesser number of new stock options and the remainder are returned to our equity plans Increases the pool of shares available to make future equity awards to new and existing employees. Why is Endologix offering the OEP?

Three Phases of the OEP Phase 1 – Stockholder Phase Determine option exchange parameters. Obtain Board approval of OEP Solicit stockholder approval of OEP. Stockholders approved on August 5, 2019. Phase 2 – Employee Phase Legal preparation and communication with employees. Phase 3 – Exchange Phase Launch and complete the OEP.

Phase 3 – Exchange Phase The OEP will launch on August 12, 2019. Eligible participants received a pre-launch communication and an offer to participate. Exchange will be open for 20 business days (subject to extension). The OEP is targeted to close on September 9, 2019 at 11:59 PM Eastern time. Upon the closing of the OEP, surrendered stock options will be cancelled and new stock options will be granted as soon as administratively practicable thereafter. Cannot exchange stock options once the OEP concludes. Where Are We Now?

Participants exchange underwater stock options for a lesser number of new stock options at fixed exchange ratios. Exchange ratios are calculated such that the value of the new stock options is approximately equal to the value of the stock options being exchanged. Exchange ratios were determined by the Board and are generally based on the exercise price of the stock options being exchanged (see slide 9). New stock options will have an exercise price equal to the market price of our common stock on the new grant date. New stock options will vest in three equal annual installments over a three-year period from the grant date, assuming continued employment with Endologix. How the OEP Works

The OEP is open to all current employees, including executive officers, as well as non-employee directors, with outstanding stock options that have a per share exercise price of $20.00 or greater. Eligible options include those issued under 2006 Plan, 2015 Plan, 2017 Inducement Plan or TriV Grants Former employees, executive officers and directors are ineligible to participate in the OEP. We estimate that approximately 230 persons are eligible to participate in the OEP. Eligible Option Holders

The OEP consists of a four tiered exchange ratio. Note: Exchange ratios applied on a grant-by-grant basis. All unexercised stock options within each grant are eligible to be exchanged regardless of vesting schedule (i.e., vested and unvested stock options are eligible to be exchanged). Exchange Ratios Tier Strike Price Range Exchange Ratio Tier 1 $20.00-$39.99 2 stock options for 1 new stock option Tier 2 $40.00-$79.99 3 stock options for 1 new stock option Tier 3 $80.00-$149.99 4 stock options for 1 new stock option Tier 4 $150.00 and Up 5 stock options for 1 new stock option

Eligible participants that are interested in participating in the OEP must log-in to the OEP website: https://endologix.compintelligence.com Elect eligible stock options to exchange, on a grant-by-grant basis. Receive confirmation of election. Participants can change (or withdraw) elections as often as desired until the expiration of the OEP, currently expected to be September 9, 2019 at 11:59 PM Eastern time. There is no requirement to participate in the OEP. New stock options issued in the exchange will be granted as soon as administratively practicable after the close of the OEP. Once the OEP program has closed, no further elections or changes can be made. Election Process

Assume that Jennifer currently has two stock option grants that are eligible for exchange. We can determine the amount of new stock options she will be eligible to receive under the OEP by using the following table: One-third of the shares underlying the new stock options will vest on each anniversary of the grant date, assuming continued employment with Endologix. Example of an Option Exchange Eligible Options Exercise Price Exchange Ratio Replacement Options 3,000 $25.00 2:1 1,500 11,000 $83.00 4:1 2,750 Total: 14,000 Total: 4,250

The OEP will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (SEC) and sent to eligible option holders. Endologix will provide option holders who are eligible to participate in the OEP with written materials explaining the terms of the OEP. Eligible option holders should read these written materials carefully when they become available because they will contain important information about the OEP. Endologix will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the OEP. Endologix’s stockholders and eligible option holders will be able to obtain these tender offer documents as well as other documents Endologix files with the SEC free of charge at www.sec.gov. In addition, eligible option holders may obtain copies of the tender offer documents, when available, by visiting the OEP website located at: https://endologix.compintelligence.com Questions?

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(incorporated herein by reference to pages 1 through 15 of Exhibit (a)(1)(A) to this Schedule TO)